Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

National Beef Packing Company, LLC

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our reports dated December 12, 2003 contain an explanatory paragraph that states that as discussed in Note 3 to the consolidated financial statements, effective August 7, 2003, U.S. Premium Beef, Ltd. acquired a controlling interest in Farmland National Beef Packaging Company, L.P. in a business combination accounted for as a purchase. As a result of the transaction, the consolidated financial information for the period after the acquisition (Successor Period) is presented on a different cost basis than that for the periods before the acquisition (Predecessor Period) and, therefore, is not comparable.

Kansas City, Missouri

December 19, 2003